Exhibit 99.2

AMENDED AND RESTATED ASSIGNMENT AND ASSUMPTION AGREEMENT

This Amended and Restated Assignment and Assumption Agreement, dated as of June 14, 2022 (this “Agreement”), is made by and among HT INVESTMENTS MA LLC, a Delaware limited liability company (the “Seller”), and TILRAY BRANDS, INC., a Delaware corporation (the “Purchaser”), and HEXO Corp., an Ontario corporation (the “Borrower”).

WHEREAS the Borrower issued a senior secured convertible note due 2023, dated May 27, 2021, to the Seller (the “Original Note”);

AND WHEREAS the Seller wishes to assign, transfer and sell all of its rights, title and interest under the Original Note to the Purchaser;

AND WHEREAS the Seller, the Purchaser and the Borrower entered into the assignment and assumption agreement on April 11, 2021 (the “Original Agreement”);

AND WHEREAS concurrently with their entry into the Original Agreement, the Borrower, the Seller and the Purchaser entered into the Transaction Agreement, pursuant to which concurrently with the closing of the transactions contemplated hereby, (x) the Original Note will be amended and restated in the form of the note attached hereto as Schedule A (the “Amended and Restated Note”), (y) the Borrower shall deliver to the Seller, as consideration therefor, such aggregate number of freely tradable and unrestricted shares of common stock of the Borrower (the “Borrower Common Stock”) equal to (A) 12% of the outstanding amount of the Senior Secured Convertible Note issued by Borrower to Seller immediately prior to the amendment thereof in accordance herewith, divided by (B) CAD$0.40 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) (or, if such aggregate number of shares of Borrower Common Stock is in excess of 9.99% of the shares of Borrower Common Stock then outstanding, with such excess in the form of a right to purchase such Borrower Common Stock) (collectively, the “Fee Securities”) and (z) the Borrower shall have consented to the transactions contemplated hereby, including, without limitation, the sale and assignment of all of Seller’s rights, title and interest under the Amended and Restated Note and each of the security documents listed in Schedule B (the “Security Documents”);

AND WHEREAS the Seller, in its capacity as “Secured Party” under the Security Documents (in such capacity, the “Resigning Secured Party”), at the Effective Time (as defined below), would like to resign in such capacity. At the Effective Time, the Seller, in its capacity as the holder of the Original Note, would like to accept such resignation and to appoint the Purchaser as the successor Secured Party, in such capacity, the “Successor Secured Party”) and the Purchaser would like to accept such appointment. At the Effective Time, the Seller, the Resigning Secured Party and the Successor Secured Party would like the Borrower and the other guarantors to acknowledge such resignations and appointments for all purposes of the Original Note, Amended and Restated Note, the Security Documents, the Indenture and all other related documents (collectively, the “Note Documents”). The Borrower and the other guarantors are willing to so acknowledge such resignations and appointments as hereinafter set forth;

AND WHEREAS, the Purchaser, the Seller and the Borrower wish to enter into this Agreement to amend and restate the Original Agreement with effect from the date of the Original Agreement;

AND WHEREAS, subject to the satisfaction (or waiver), of the conditions set forth in Section 2(b) below, the Seller desires to sell and assign, and the Purchaser desires to assume, accept and purchase all of Seller’s rights, title and interest under the Amended and Restated Note and the Security Documents;

AND WHEREAS, the Purchaser has a currently effective shelf registration statement on Form S-3 (Registration Number 333-233703) (the “Registration Statement”), which Registration Statement became automatically effective in accordance with the 1933 Act (as defined below).

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used in the introductory paragraphs hereto are herein incorporated by reference. Wherever used in this Agreement, the following terms shall have the respective meanings set forth below:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Seller’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Seller or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Seller or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Common Stock would or could be aggregated with the Seller’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Seller and all other Attribution Parties to the Maximum Percentage.

(e) “Business Day” means any day, other than a Saturday, Sunday or statutory holiday on which banks are generally closed in Toronto, Ontario, or New York, New York; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in Toronto, Ontario or the City of New York generally are open for use by customers on such day.

(f) “Closing Date” shall be the date which is two (2) Trading Days (or such other period as the Purchaser and the Seller shall mutually agree) following the satisfaction (or waiver) of all conditions described in Section 2(b).

(g) “Convertible Securities” means any capital stock or other security of the Purchaser or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Purchaser (including, without limitation, Common Stock) or any of its Subsidiaries.

(h) “Encumbrance” means, with respect to any Person, any mortgage, debenture, pledge, hypothec, lien, charge, claim, deed of trust, royalty, assignment by way of security, hypothecation, security interest, conditional sales agreement, lease or title retention agreement, financing statement or other registration or recording in any public registry system affecting any of such Person’s property or assets or any other encumbrance, granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s property or assets, or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or other obligation, and “Encumbrances” and “Encumbered” have corresponding meanings.

(i) “Equity Conditions” means, with respect to a given date of determination: (i) all shares of Common Stock to be issued (or issuable upon conversion of the Purchaser Convertible Note to be issued, as applicable) in connection with the event requiring this determination (including, without limitation, all Shares issuable hereunder and/or all Conversion Shares issuable upon conversion of the Purchaser Convertible Note (without regard to any limitation on conversion set forth in Sections 2(d) and 9(c) therein (the “Blocker Limitations”)) (each, a “Required Minimum Securities Amount”) may be freely resold without restriction pursuant to applicable United States federal, or state securities laws; (ii) on each day during the period beginning thirty calendar days prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Stock (including all Shares and Conversion Shares) is listed or designated for quotation (as applicable) on NASDAQ and shall not have been suspended from trading on NASDAQ (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Purchaser) nor shall delisting or suspension by NASDAQ have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by, in each case, after giving effect to all applicable notice, appeal, compliance and hearing periods (A) a writing by NASDAQ or (B) the Purchaser falling below the minimum listing maintenance requirements of NASDAQ on which the Common Stock is then listed or designated for quotation (as applicable); (iii) any shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of NASDAQ; (iv) the Seller shall not be in possession of any material, non-public information provided to any of them by the Purchaser, any of its subsidiaries or any of its affiliates, employees, officers, representatives, agents or the like; (v) on the applicable date of determination (A) the applicable Required Minimum Securities Amount of shares of Common Stock are available under the certificate of incorporation of the Purchaser and reserved by the Purchaser to be issued, in each case, as required pursuant to this Agreement; and (vi) the shares of Common Stock issuable pursuant the event requiring the satisfaction of the Equity Conditions are duly authorized and, upon issuance, will be listed and eligible for trading without restriction on NASDAQ.

(j) “Equity Conditions Failure” means, with respect to the applicable date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Seller).

(k) “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, provincial, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(l) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(m) “NASDAQ” means The Nasdaq Global Select Market (or any successor thereto).

(n) “Obligors” means, collectively, the Borrower, HEXO Operations Inc., HEXO USA Inc., 9037136 Canada Inc., Zenabis Real Estate Holdings Ltd., Zenabis Annacis Ltd., Zenabis Atholville Ltd., Zenabis Stellarton Ltd., Zenabis Housing Ltd., Zenabis IP Holdings Inc., Zenabis Retail Holdings Inc., Zenabis Investments Ltd., Zenabis Operations Ltd., Zenabis Ltd., Vida Cannabis (Canada) Ltd., Zenabis Hemp Company Ltd., 5048963 Ontario Inc., 5054220 Ontario Inc., Zenabis Global Inc., Zenabis Ventures Inc., Zen Craft Grow Ltd., 48 North Amalco Ltd., Good & Green Cannabis Corp., Good & Green Corp., 2618351 Ontario Inc., 2656751 Ontario Ltd., and DelShen Therapeutics Corp.

(o) “Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, governmental authorities or any other type of organization or entity, whether or not a legal entity.

(p) “Purchaser Convertible Note” means the convertible note of the Purchaser in the form attached hereto as Schedule C (as converted into shares of Common Stock, the “Conversion Shares”).

(q) “Share Price” means, as of any date of determination, the closing price per share of Common Stock on NASDAQ.

(r) “Subsidiaries” means any Person in which the Purchaser, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or

(II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(s) “Top-Up Measuring Price” means the quotient of (i) the sum of the VWAP of the Common Stock for each Trading Day during the forty-four (44) Trading Day period (the “Top-Up Measuring Period”) ending, and including, the Trading Day immediately prior to the Top-Up Date (as defined below), divided by (ii) forty-four (44). All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during any such Top-Up Measuring Period.

(t) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on NASDAQ, or, if NASDAQ is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Seller or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(u) “Transaction Agreement” means the transaction agreement, dated April 11, 2022, between each of the Seller, the Purchaser and the Borrower, as amended on the date hereof and as may be amended from time to time.

(v) “Transaction Documents” means this Agreement, the Purchaser Convertible Note, the Transaction Agreement and the Amended and Restated Note.

(w) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ (or, if NASDAQ is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, LP through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, LP, or, if no dollar volume-weighted average price is reported for such security by Bloomberg, LP for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Purchaser and the Seller. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

2.	Purchase and Sale.

(a) Purchase and Sale. Subject to the satisfaction (or waiver) of the conditions to closing in Section 2(b) below, on the Closing Date, in exchange for the Purchase Price to be paid in accordance herewith, the Seller shall assign, transfer and sell to the Purchaser all of the Seller’s right, title and interest in, to and under: (i) the Amended and Restated Note and (ii) each of the Security Documents.

(b) Conditions to Closing.

(i) Conditions of Seller. The obligation of the Seller to sell the Amended and Restated Note and assign the Security Documents to Purchaser is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Seller’s sole benefit and may be waived by the Seller at any time in its sole discretion by providing the Purchaser with prior written notice thereof (the “Closing”):

A. Borrower shall have duly executed and delivered to Seller the Transaction Agreement.

B. Borrower shall have delivered the freely tradeable and unrestricted Fee Securities to Seller.

C. On the second (2nd) Trading Day immediately prior to the Closing Date, the Purchaser shall have delivered a written notice to the Seller, certified by an executive officer of the Purchaser, certifying that (x) if any of the Purchase Price is to be paid in Shares (as defined below) and/or the Purchaser Convertible Note, no Equity Conditions Failure then exists, (y) the aggregate portion of the Purchase Price to be paid on the Closing Date in Closing Shares and cash, if any (such consideration being the “Closing Date Payment Consideration”), and (z) whether the consideration to be paid to the Seller on the Top-Up Date, if any, shall be paid in Top-Up Shares or cash (the “Closing Consideration Election Notice”).

D. The Purchaser shall have paid and/or delivered, as applicable, the Closing Date Payment Consideration to Seller.

E. The Purchaser shall have delivered to the Seller a certificate evidencing the formation and good standing of the Purchaser issued by the Secretary of State of Delaware as of a date within ten (10) days of the Closing Date.

F. Each and every representation and warranty of the Purchaser shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect, and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date. The Seller shall have received a certificate, duly executed by a duly authorized officer of the Purchaser, dated as of the Closing Date, to the foregoing effect.

G. Each and every representation and warranty of the Borrower shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect, and the Borrower shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Borrower at or prior to the Closing Date. The Seller shall have received a certificate, duly executed by a duly authorized officer of the Borrower, dated as of the Closing Date, to the foregoing effect.

H. If all, or any portion, of the Purchase Price is to be paid in Shares and/or the Purchaser Convertible Note, the Shares and/or the Conversion Shares (A) shall be designated for quotation or listed (as applicable) on NASDAQ and (B) shall not have been suspended, as of the Closing Date, by the United States Securities and Exchange Commission (the “SEC”) or NASDAQ from trading on NASDAQ nor shall suspension by the SEC or NASDAQ have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods), as of the Closing Date, either (I) in writing by the SEC or NASDAQ or (II) by falling below the minimum maintenance requirements of NASDAQ.

I. Each of the Borrower and the Purchaser shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Shares and the Purchaser Convertible Notes, including without limitation, any approvals, consents, notifications, filings or other authorizations that may be required pursuant to the Competition Act (Canada), the Toronto Stock Exchange and NASDAQ.

J. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity (as defined below) of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

K. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect (as defined below) with respect to the Purchaser or a Material Adverse Effect (as defined in the Transaction Agreement) with respect to the Borrower.

(ii) Conditions of Purchaser. On the Closing Date, subject to the satisfaction of the following conditions precedent, the Purchaser agrees to assume, accept and purchase all of the Seller’s right, title and interest in, to and under (x) the Amended and Restated Note and (y) all of the Security Documents:

A. all of the conditions set out in the Transaction Agreement shall have been satisfied or waived, in a manner reasonably satisfactory to the Purchaser (other than those conditions only capable of being satisfied as of the closing of the transactions contemplated in the Transaction Agreement);

B. on or prior to the Closing Date, the Original Note shall be amended and restated as the Amended and Restated Note and shall have delivered an original certificate for the Amended and Restated Note (in a form satisfactory to the Purchaser) to the Seller and the Seller shall deliver such certificate representing the Amended and Restated Note to the Purchaser or the at the direction of the Purchaser;

C. the Borrower shall, and shall cause each of the other Obligors, to enter into a confirmation of guarantee and security agreement and affirmation of the Successor Secured Party’s status and rights under the Security Documents, in form and substance satisfactory to the Purchaser;

D. receipt of approval for the transactions contemplated herein by the shareholders and board of directors of the Borrower and all other requisite approvals, consents, notifications, filings or other authorizations as the Purchaser may determine (including, without limitation, any approvals, consents, notifications, filings or other authorizations that may be required pursuant to the Competition Act (Canada));

E. receipt of approvals from the Toronto Stock Exchange and NASDAQ, satisfactory to the Purchaser and the Borrower;

F. the Purchaser shall be satisfied that (x) any and all financing statements, financing change statements and similar filings relating to the Security Documents have been completed and (y) any and all original collateral previously delivered by the Borrower to the Seller shall have been delivered to the Purchaser;

G. no Material Adverse Effect (as defined in the Transaction Agreement shall have occurred in respect of the Borrower;

H. each and every representation and warranty of the Seller shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect, and the Seller shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Seller at or prior to the Closing Date. The Purchaser shall have received a certificate, duly executed by a duly authorized officer of the Seller, dated as of the Closing Date, to the foregoing effect;

I. no Encumbrance shall exist in relation to the Amended and Restated Note or any of the Security Documents;

J. the outstanding principal amount of the Amended and Restated Note as of the Closing Date (the “Principal Amount”) shall not be less than $160,000,000;

K. the Seller, as retiring agent and the Purchaser, as successor agent shall have executed an Agency Transfer Agreement pursuant to the Securities Purchase Agreement between the Seller and the Borrower dated May 27, 2021 and the Deed of Hypothec dated February 17th, 2021 executed before Angelo Febbraio, notary under number 3987 of his minutes;

L. the Seller, the Purchaser and the Borrower shall have executed a Deed of Substitution of “Fondé de pouvoir” with respect to the Deed of Hypothec dated February 17th, 2021 executed before Angelo Febbraio, notary under number 3987 of his minutes;

M. the Seller, the Purchaser and Hexo Operations Inc. shall have executed a Deed of Substitution of “Fondé de pouvoir” with respect to the Deed of Hypothec dated February 17th, 2021 executed before Angelo Febbraio, notary under number 3987 of his minutes;

N. receipt of confirmation of the assignments contemplated hereunder by the Trustee under the Indenture and acknowledgment that the Amended and Restated Note either (i) continues to be registered as a security under the Indenture or (ii) has been authenticated and delivered pursuant to the Indenture;

O. if required by the Purchaser, TMI Trust Company or the successor thereof, if applicable, shall have entered into a supplemental indenture pursuant to the Indenture with the Purchaser, in form and substance satisfactory to the Purchaser; and

P. the Purchaser, the Borrower and Bank of Montreal shall have entered into a blocked account agreement in relation to US Dollar Account No. 0001-4744-237, in form and substance satisfactory to the Purchaser.

(c) The purchase price payable by the Purchaser to the Seller in consideration for the Seller assigning, transferring and selling of all the Seller’s right, title and interest in, to and under: (i) the Amended and Restated Note and (ii) each of the Security Documents to the Purchaser shall be the Principal Amount less the amount equal to 10.8% of the Principal Amount (the “Purchase Price”).

(d) Payment of the Purchase Price to the Seller shall be satisfied as follows: (a) $50,000,000 through the issuance of the Purchaser Convertible Note (solely to the extent no unwaived Equity Conditions Failure exists as of the time the Purchaser is required to deliver the Purchaser Convertible Note, a “Purchaser Note Equity Condition Failure”) or otherwise in cash (the “Note Cash Consideration”)), and (b) the remaining amount of the Purchase Price through the issuance of shares of Common Stock (“Shares”), solely to the extent no unwaived Equity Conditions Failure exists as of the time the Purchaser is required to deliver such Shares, or, at the option of the Purchaser, by way of cash consideration (“Share Cash Consideration”, and together with the Note Cash Consideration, the “Cash Consideration”) (or, if no Equity Conditions Failure exists as of the time the Purchaser is required to deliver such applicable Shares, any combination thereof), provided that:

(i) to the extent that payment of the Purchase Price is to be satisfied by way of Cash Consideration (whether due to a Purchase Note Equity Conditions Failure or otherwise): (i) 10% of such Cash Consideration shall be payable on the Closing Date and (ii) 90% of such Cash Consideration shall be paid by the Purchaser, at such times and on such days as the Purchaser may determine, within 60 days following the Closing Date; and

(ii) to the extent no unwaived Equity Conditions Failure exists and the payment of any of the Purchase Price is to be satisfied by way of the issuance of Shares and/or the Purchaser Convertible Note by the Purchaser to the Seller, the number of Shares to be issued by the Purchaser to the Seller shall be equal to the quotient of (i) the amount of the Purchase Price minus the aggregate of $50,000,000 (representing the principal amount of the Purchaser Convertible Note) and the amount of cash consideration paid or payable under paragraph 2(d)(i), divided by (ii) the Share Price on the Trading Day immediately preceding the Closing Date (such Shares, the “Closing Shares”). To the extent no unwaived Equity Conditions Failure exists and the Purchaser wishes to satisfy any or all of the Purchase Price by the issuance of Shares and/or the Purchaser Convertible Note, it shall notify the Seller of its intention to do so not later than the second (2nd) Trading Day immediately prior to the Closing Date in writing in accordance with Section 2(b)(i)C and, on the Closing Date (x) the Purchaser shall issue and deliver the Purchase Convertible Note to the Seller (or its designee) and (y) the Purchaser shall cause its transfer agent, through the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, to credit such aggregate number of Closing Shares to the Seller’s (or its designee’s) balance account with DTC through its Deposit/Withdrawal at Custodian system.

(e) In respect of the Closing Shares (if any), the Purchase Convertible Note, the Conversion Shares issuable on conversion of the Purchaser Convertible Note (without regard to the Blocker Limitations) and the Top-Up Shares (if any):

(i) the Purchaser shall file with the United States Securities and Exchange Commission one or more prospectus supplements under Rule 424(b) to its current Registration Statement on Form S-3 (333-233703) (in either case, the “Registration Statement”) to register the issuance by the Purchaser to the Seller of the Closing Shares and the Top-Up Shares (as defined below) and to register the offering, sale and issuance of the Purchaser Convertible Note and the Conversion Shares issuable on conversion or repayment of the Purchaser Convertible Note (without regard to the Blocker Limitations); and

(ii) Forty-five (45) Trading Days after the issuance of the Closing Shares (the “Top-Up Date”), if the quotient of (x) the Purchase Price (less: (A) any amounts satisfied or to be satisfied in cash; and (B) the principal amount of the Purchaser Convertible Note), divided by (y) the Top-Up Measuring Price (the “Top-Up Measuring Share Amount”) is a number:

A. less than the number of Closing Shares issued at the Closing, the Seller shall deliver to the Purchaser, a cash amount equal to the product of (I) the difference of (X) the number of Closing Shares issued at the Closing, less (Y) the Top-Up Measuring Share Amount and (II) the Top-Up Measuring Price; or

B. greater than the number of Closing Shares issued at the Closing (the difference of (X) the Top-Up Measuring Share Amount, less (Y) the number of Closing Shares issued at the Closing, the “Top-Up Difference”), then:

(I) if the Purchaser has elected in the Closing Consideration Election Notice to pay the consideration due to the Seller on the Top-Up Date in cash, the Purchaser shall pay to the Seller cash equal to the product of (I) the Top-Up Difference and (II) the Top-Up Measuring Price (the “Top-Up Cash Amount”); or

(II) if the Purchaser has elected in the Closing Consideration Election Notice to pay such consideration due to the Seller in additional

Shares (the “Top-Up Shares”), the Purchaser will issue the Seller a number of Top-Up Shares equal to the Top-Up Difference (subject to reduction as provided in this paragraph); provided that (x) such aggregate number of Top-Up Shares to be issued shall be reduced, as necessary, such that the aggregate number of Top-Up Shares in such issuance shall not result in the issuance of more than the number of shares of Common Stock equal to 46,000,000 minus the Closing Shares to the Seller under this Agreement (the “Maximum Top-Up Shares”), (y) in lieu of the issuance of such Top-Up Shares in excess of the Maximum Top-Up Shares that are reduced due to the preceding provision (such aggregate number of Top-Up Shares subject to such reduction, the “Reduced Top-Up Share Amount”) the Purchaser shall also pay to the Seller a cash amount (the “Remaining Top-Up Cash Amount”) equal to the product of (1) such Reduced Top-Up Share Amount and (2) the Top-Up Measuring Price and (z) notwithstanding the foregoing, if an Equity Conditions Failure exists as of the Top-Up Date (that is not waived by the Purchaser), in lieu of issuing any Top-Up Shares, the Purchaser shall pay the Seller in cash the Top-Up Cash Amount.

(iii) After the closing of business on the Trading Day immediately prior to the Top-Up Date, the Purchaser shall deliver a written notice to the Seller (the “Top-Up Equity Eligibility Certification Notice”), certified by a duly authorized officer of the Purchaser, certifying that (x) if the Purchaser has elected in the Closing Consideration Election Notice to pay such consideration due to the Seller in additional Shares, (1) no Equity Conditions Failure then exists (or no unwaived Equity Conditions Failure exists, as applicable), (2) the aggregate number of Top-Up Shares to be issued on the Top-Up Date and (3) the Remaining Top-Up Cash Amount to be paid to the Seller in cash on the Top-Up Date, if any, or (y) if the Purchaser has elected in the Closing Consideration Election Notice to pay such consideration due to the Seller in additional Shares and an Equity Conditions Failure exists (to the extent not waived by the Seller) or the Purchaser has elected in the Closing Consideration Election Notice to pay such consideration due to the Seller in cash, the aggregate Top-Up Cash Amount (in each case, including reasonable calculations and backup with respect thereto). For the avoidance of doubt, (x) if an Equity Conditions Failure then exists, the Top-Up Equity Eligibility Certification Notice shall also state that, unless the Seller waives such Equity Conditions Failure, no additional Top-Up Shares shall be issued and the Seller shall receive the entire Top-Up Cash Amount in cash and (y) the Seller may deliver a written waiver (which may be an e-mail) of such Equity Conditions Failure at any time prior to 12:00 P.M., New York city time on such Top-Up Date (or, if later, at least twelve (12) hours after the Seller’s receipt of the Top-Up Equity Eligibility Certification Notice). To the extent the Purchaser is required (or has properly elected) to deliver Top-Up Shares to the Seller in accordance herewith, on or prior to the Top-Up Date, the Purchaser shall cause its transfer agent, through the DTC Fast Automated Securities Transfer Program, to credit such aggregate number of Top-Up Shares to the Seller’s (or its designee’s) balance account with DTC through its Deposit/Withdrawal at Custodian system.

(iv) Notwithstanding the foregoing, if the Top-Up Shares required to be issued pursuant to this Agreement would result in the Seller together with the other Attribution Parties, collectively, beneficially owning in excess of 9.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding, as evidenced by a written notice by Seller to the Purchaser (such notice, a “Blocker Notice”), (A) the number of shares so issued by which the Seller’s and the other Attribution Parties’ aggregate beneficial ownership would exceed the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, (B) the Seller shall not have the power to vote or to transfer the Excess Shares, and (C) the Seller’s right to receive such Excess Shares shall be held in abeyance for the benefit of the Seller until such time or times, if ever, but in no event later than the 60th calendar day after the Top-Up Date, as the Seller’s right thereto would not result in the Seller and the other Attribution Parties exceeding the Maximum Percentage (as evidenced by a written notice to the Purchaser by the Seller (each, a “Blocker Release Notice”). Upon the Purchaser’s receipt of a Blocker Release Notice, the Excess Shares shall be deemed to be owned by the Seller, regardless of the date of actual delivery of such Excess Shares. The Purchaser shall deliver any Excess Shares subject to a Blocker Notice to the Seller (or its designee) no later than the second (2nd) Trading Day after the date of receipt of such Blocker Release Notice. If the Seller delivers a Blocker Notice to the Purchaser, all conditions to the issuance of the Excess Shares, including the Equity Conditions, shall be deemed to have been satisfied on the Trading Day immediately prior to the Top-Up Date.

3. Representations, Warranties and Covenants of the Seller. The Seller represents, warrants and covenants to and agrees with the Purchaser, as of the date of this Agreement and the Closing Date that:

(a) The Seller is duly organized and validly existing under the laws of the jurisdiction of the State of Delaware, with power and authority to own its properties and to conduct its business as such properties shall be currently owned and such business is presently conducted, and has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions herein contemplated.

(b) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated herein, have been duly authorized by the Seller, and this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally or by general equity principles.

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions hereby (i) do not conflict with the provisions of the Seller’s governing instruments, (ii) will not violate any provisions of applicable law or regulation or any applicable order of any court or regulatory body, in each case, as any such provision or order applies to the Seller and (iii) will not result in the breach of, or constitute a default, or require any consent, under any agreement, instrument or document to which it is a party or by which it or any of its property may be bound or affected.

(d) No actions, suits, proceedings or governmental investigations at law or in equity are pending or active (or, to its knowledge, threatened in writing) against the Seller before any governmental authority or any arbitrator (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement, or (iii) seeking any determination or ruling that would reasonably be expected to have a material and adverse effect on the performance by the Seller of its obligations under, or the validity or enforceability of, this Agreement, or on the value, validity or enforceability of this Agreement, the Amended and Restated Note and/or any of the Security Documents.

(e) The Seller has obtained all consents and authorizations (including all required consents and authorizations of any governmental authority) that are necessary to be obtained by it in connection with the execution, delivery and performance by the Seller of this Agreement, and each such consent and authorization is in full force and effect.

(f) No filing with, or authorization, approval, consent, notice, license, order, registration, qualification, decree or other action of, any court, governmental authority or agency or any other Person is necessary to be filed, obtained, recorded, notified, or otherwise applied for by the Seller in connection with (i) the assignment, transfer and sale by the Seller of the Amended and Restated Note and the Security Documents, (ii) the authorization, execution, delivery and performance by the Seller of this Agreement or (iii) the consummation by the Seller of the transactions contemplated hereby, except such as have been, or at the Closing Date will have been, obtained and are in full force and effect as of the Closing Date.

(g) The Seller has good and marketable title to the Amended and Restated Note and the Security Documents, free and clear of any Encumbrance or restriction on transferability, and the Seller has the full right, power and lawful authority to assign, transfer and sell the Amended and Restated Note and the Security Documents to the Purchaser and (ii) the consummation of the transactions contemplated by this Agreement shall not cause the Amended and Restated Note or any of the Security Documents, to be subject to any Encumbrance.

(h) The Seller has not pledged, assigned, sold, granted any Encumbrance in or otherwise Encumbered or assigned, transferred, sold or conveyed any interest in the Amended and Restated Note or any of the Security Documents and no effective financing statement or other instrument similar in effect naming or purportedly naming the Seller as debtor and/or covering all or any part of the Amended and Restated Note or any of the Security Documents is on file in any recording office.

(i) The Seller agrees that it will not re-sell or make the first trade in the Fee Securities in Canada or through the facilities of the Toronto Stock Exchange. For the avoidance of doubt, the parties hereto acknowledge and agree that any sales of Fee Securities in the United States or through the facilities of NASDAQ are not subject to any such restrictions.

(j) The Seller has not received written notice of, and has no knowledge of, any offsets, counterclaims, deductions, withholdings, claims or other defenses with respect to the Amended and Restated Note.

(k) With effect from the Closing Date:

(i) the Purchaser and its solicitors are authorized to register such documents, file such statements and give such notices as may be required by the Purchaser to record the assignment, transfer and sale of the Amended and Restated Note and each of the Security Documents to the Purchaser at all appropriate registry offices in that respect; and

(ii) the Seller authorizes the Purchaser and its counsel and any of their respective agents, employees or representatives, to file any and all security registrations, financing statements, finance change statements, charges and notices in connection with the assignment, transfer and sale of the Amended and Restated Note and each of the Security Documents to the Purchaser, as the Purchaser may require.

(l) For the period between the date of this agreement and the Closing Date, (x) the Seller will not, and will not agree to, enter into any short, hedge, forward contract, derivative or similar transaction relating to the Closing Shares (but not including any sale marked “short exempt”) and (y) the Seller will cause any of its Affiliates not to maintain a Net Short Position (as defined below). For the purposes of determining compliance with the foregoing, the following shall apply:

(i) For purposes hereof, a “Net Short Position” by a person means a position whereby such Person has executed one or more sales of Common Stock that is marked as a short sale (but not including any sale marked “short exempt”) and that is executed at a time when such Person has no equivalent offsetting “long” position in the Common Stock (or is deemed to have a long position in accordance with Regulation SHO of the 1934 Act); provided, that, for purposes of such calculations, any short sales either (x) that is a result of a bona-fide trading error on behalf of such Person (or its Affiliates) or required to be marked “short” by the broker of such Person at such time as such trade is not required to be marked “short” pursuant to Regulation SHO of the 1934 Act or (y) that would otherwise be marked as a “long” sale, but for the occurrence of a breach of any term or condition of any security or agreement, in each case, by the Purchaser or its transfer agent, as applicable, shall be excluded from such calculations.

(ii) For purposes of determining whether a Person has an equivalent offsetting “long” position in the Common Stock, (A) all Common Stock that is owned by such Person shall be deemed held “long” by such Person, (B) any shares of Common Stock issuable upon conversion and/or exercise of any convertible security, warrant and/or option of the Purchaser (without regard to any limitations on conversion or exercise thereof) shall be deemed held “long” by such Person, until such time as such Person shall no longer own such convertible security, warrant or option, and (C) any shares of Common Stock that the Purchaser has elected to issue to the Seller pursuant to the terms of this Agreement shall be deemed held “long” by the Seller from and after the date that is two (2) Trading Days (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Common Stock initiated on the applicable issuance date) prior to the deadline for delivery of such Common Stock to the Seller, as set forth in this Agreement.

(m) The Seller acknowledges that the Purchaser Convertible Note is being issued without an indenture pursuant to an exemption to the Trust Indenture Act of 1939, as amended (the “TIA”), and as a result, the Seller will not be afforded the benefits and protections of the TIA, including the appointment of a suitable independent and qualified trustee.

4. Representations, Warranties and Covenants of the Borrower. The Borrower represents, warrants and covenants to and agrees with the Purchaser, as of the date of this Agreement and as of the Closing Date, that:

(a) It is duly organized and validly existing under the laws of the jurisdiction of the Province of Ontario, with power and authority to own its properties and to conduct its business as such properties shall be currently owned and such business is presently conducted, and has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions herein contemplated.

(b) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated herein, have been duly authorized by the Borrower, and this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally or by general equity principles.

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions hereby (i) do not conflict with the provisions of its governing instruments, (ii) will not violate any provisions of applicable law or regulation or any applicable order of any court or regulatory body, in each case, as any such provision or order applies to the Borrower and (iii) will not result in the breach of, or constitute a default, or require any consent, under any agreement, instrument or document to which it is a party or by which it or any of its property may be bound or affected.

(d) No actions, suits, proceedings or governmental investigations at law or in equity are pending or active (or, to its knowledge, threatened in writing) against the Borrower before any governmental authority or any arbitrator (A) asserting the invalidity of this Agreement, (B) seeking to prevent the consummation of any of the transactions contemplated by this Agreement, or (c) seeking any determination or ruling that would reasonably be expected to have a material and adverse effect on the performance by the Borrower of its obligations under, or the validity or enforceability of, this Agreement, the Amended and Restated Note or any of the Security Documents.

(e) The Borrower has obtained all consents and authorizations (including all required consents and authorizations of any governmental authority) that are necessary to be obtained by it in connection with the execution, delivery and performance by the Borrower of this Agreement, and each such consent and authorization is in full force and effect.

(f) No filing with, or authorization, approval, consent, notice, license, order, registration, qualification, decree or other action of, any court, governmental authority or agency or any other Person is necessary in connection with (A) the authorization, execution, delivery and performance by the Borrower of this Agreement or (B) the consummation by the Borrower of the transactions contemplated hereby, except such as have been, or at the Closing Date will have been, obtained and are in full force and effect as of the Closing Date.

(g) After giving effect to the transactions contemplated by this agreement, the Borrower and the other Obligors will, in their confirmation of guaranty and security documents: (i) expressly and knowingly reaffirm their full liability under each of the Note Documents heretofore executed and delivered from time to time in favor of the Seller and Resigning Secured Party, each of which shall, as of the date hereof, be in favor of all of the Purchaser and Successor Secured Party, and agrees that such Note Documents shall remain in full force and effect and are hereby ratified and confirmed, (ii) expressly agree to be and remain liable under the terms of such Note Documents to which they are a party, (iii) acknowledge that they have no defense, offset or counterclaim whatsoever against the Seller or Purchaser with respect to the Note Documents for which they are a party, (iv) acknowledge and agree that security interests and grant of collateral under the Note Documents are hereby ratified and remain in full force and effect and shall continue to serve as collateral for the obligations of the Obligors to the Purchaser, (v) acknowledges that there is no further obligation for the Purchaser to fund future advances, issue letters of credit, make new loans, or extend any further credit of any kind to the Obligors.

5. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents, warrants and covenants to and agrees, as of the date of this Agreement, as of the Closing Date and as of the Top-Up Date, that:

(a) Organization and Qualification. Each of the Purchaser and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Purchaser and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (a) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Purchaser and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: any effect, change, event or occurrence that results from or arises in connection with (i) changes in or conditions generally affecting the industry in which the Purchaser and its Subsidiaries operate, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (iii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or man-made disaster, or any escalation or worsening of any of the foregoing, (iv) natural disaster or any pandemic or epidemic, including COVID-19, (v) any change in GAAP (or authoritative interpretation thereof) after the date hereof, including accounting and financial reporting pronouncements by the SEC and the Financial Accounting Standards Board, or applicable law, (vi) any change resulting or arising from the execution and delivery of this Agreement or the public announcement of the transactions hereby, (vii) any decline, in and of itself, in the market price, or change in trading volume, of the capital stock of the Purchaser or (viii) any failure to meet any internal or public projections guidance or estimates, or (b) the ability of the Purchaser and its Subsidiaries to timely consummate the transactions contemplated hereby or to perform their respective obligations under this Agreement.

(b) Authorization and Binding Obligation. The Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement, the Shares, the Purchaser Convertible Notes and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by the Transaction Documents and to consummate the Transaction (including, without limitation, the purchase of the Amended and Restated Note, and, if applicable, the issuance of the Shares and Purchaser Convertible Notes and the reservation for issuance and issuance of the Conversion Shares underlying the Purchaser Convertible Notes and the Top-Up Shares issuable in accordance with this Agreement). As of the Closing Date, the execution and delivery of the Transaction Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby, including, without limitation, the purchase of the Amended and Restated Note, and, if applicable, the issuance of the Shares and the reservation for issuance and issuance of the Conversion Shares underlying the Purchaser Convertible Notes and the Top-Up Shares issuable in accordance with this Agreement will have been duly authorized by the Purchaser’s Board of Directors (or a duly authorized committee thereof) and (other than the filing with the SEC of the prospectus supplement required by the Registration Statement pursuant to Rule 424(b) under the 1933 Act (the “Prospectus Supplement”) supplementing the base prospectus forming part of the Registration Statement (the “Prospectus”)) no further filing, consent, or authorization will be required by the Purchaser, its Board of Directors or its shareholders (other than such filings as may be required by any federal or state securities laws, rules or regulations). This Agreement has been and, as of the Closing Date, the other Transaction Documents to which the Purchaser is a party will have been, duly executed and delivered by the Purchaser, and constitute or will constitute, as applicable, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal, provincial or state securities laws.

(c) Issuance of Securities; Registration Statement. Assuming the Purchaser elects to pay all, or any part of the Purchase Price, in Shares and/or the Purchaser Convertible Note, the issuance of the Closing Shares, and of the Conversion Shares issuable upon conversion of the Purchaser Convertible Notes, are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents and the Purchaser Convertible Notes, respectively, shall be validly issued, fully paid and non-assessable and free from all Encumbrances with respect to the issuance thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. As of the Closing, assuming the Purchaser elects to pay all, or any part of the Purchase Price, in Shares and the Convertible Note, the Purchaser shall have reserved from its duly authorized capital stock not less than the number of Shares equal to 46,000,000 minus the Closing Shares issuable in accordance with this Agreement and 20,000,000 of Conversion Shares. To the extent required to be issued in accordance with this Agreement, the Top-Up Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Assuming the Purchaser elects to pay all, or any part of the Purchase Price, in Shares and/or the Purchaser Convertible Note, the Shares and/or the Purchaser Convertible Note will be issued pursuant to the Registration Statement and all of the Shares and/or Conversion Shares are freely transferable and freely tradable by the Seller without restriction, whether by way of registration or some exemption therefrom. The Registration Statement is effective and available for the issuance of the Shares, the Purchaser Convertible Note and the Conversion Shares thereunder and the Purchaser has not received any notice that the SEC has issued or intends to issue a stop-order with respect to the Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so. The “Plan of Distribution” section under the Registration Statement permits the issuance and sale of the Shares, the Purchaser Convertible Note and the Conversion Shares hereunder and as contemplated by the other Transaction Documents. Upon receipt of the Shares and/or the Purchaser Convertible Note, the Seller will have good and marketable title to the Shares and/or the Purchaser Convertible Note.

(d) No Conflict. The execution, delivery and performance of the Transaction Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby (including, without limitation, the purchase of the Amended and Restated Note, and, if applicable, the issuance of the Shares and Purchaser Convertible Notes and the reservation for issuance and issuance of the Conversion Shares underlying the Purchaser Convertible Note and the Top-Up Shares issuable in accordance with this Agreement) will not (i) result in a violation of the Certificate of Incorporation (as defined below) or any other organizational documents of the Purchaser or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser or any of its Subsidiaries is a party, after giving effect to the Transaction Agreement and the receipt by the Purchaser of the Required Consents (as defined below), or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of NASDAQ and including all applicable federal, state and provincial laws, rules and regulations) applicable to the Purchaser or any of its Subsidiaries or by which any property or asset of the Purchaser or any of its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that would not reasonably be expected to have a Material Adverse Effect.

(e) No Consents. Neither the Purchaser nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than such filings as may be required by any federal or state securities laws, rules or regulations), any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Purchaser or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and neither the Purchaser nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Purchaser or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.

(f) Acknowledgment Regarding Seller’s Purchase of Securities. The Purchaser acknowledges that the Seller is not acting as a financial advisor or fiduciary of the Purchaser or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Purchaser further represents to the Seller that the Purchaser’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Purchaser and its representatives.

(g) Financial Advisor’s Fees. The Purchaser shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by the Seller or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to Canaccord Genuity LLC, as financial advisor (the “Financial Advisor”) in connection with the sale of the Shares and the Purchaser Convertible Notes. The Purchaser acknowledges that it has engaged the Financial Advisor in connection with the transactions contemplated hereby. Other than the Financial Advisor, neither the Purchaser nor any of its Subsidiaries has engaged any financial advisor, placement agent or other agent in connection with the transactions contemplated hereby.

(h) No Integrated Offering. None of the Purchaser, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this prospective offering of the Shares and Purchaser Convertible Notes in lieu of cash payment of the Purchase Price hereunder to require approval of stockholders of the Purchaser under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Purchaser are listed or designated for quotation. None of the Purchaser, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would cause the offering of any of the Shares and Purchaser Convertible Notes to be integrated with other offerings of securities of the Purchaser.

(i) Equity Capitalization.

(i)	Definitions:

(A) “Common Stock” means (x) the Purchaser’s shares of Class 2 common stock, $0.0001 par value per share, and (y) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(B) “Preferred Stock” means (x) the Purchaser’s blank check preferred stock, $0.0001 par value per share, the terms of which may be designated by the board of directors of the Purchaser in a certificate of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Common Stock in accordance with the terms of such certificate of designations).

(ii) Authorized and Outstanding Capital Stock. As of the date hereof, the authorized capital stock of the Purchaser consists of (A) 746,666,667 shares of Common Stock, of which, 480,737,533 are issued and outstanding and 56,005,479 shares are reserved for issuance pursuant to Convertible Securities (as defined below) (other than the Closing Shares and the Conversion Shares underlying the Purchaser Convertible Notes) exercisable or exchangeable for, or convertible into, shares of Common Stock and (B) 10,000,000 shares of Preferred Stock, none of which are issued and outstanding. No shares of Common Stock are held in the treasury of the Purchaser.

(iii) Valid Issuance; Available Shares. All of such outstanding shares of Common Stock are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

(j) No Reliance. In connection with the transfer of the Amended and Restated Note: (i) the Seller is not acting as an agent, fiduciary or financial or investment adviser for the Purchaser, (ii) the Purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Seller, except any representations and/or warranties expressly set forth in the Transaction Documents and (iii) the Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisers to the extent it has deemed necessary, and it has made its own investment decisions based upon its own judgment and upon any advice from such advisers as it has deemed necessary and not upon any view expressed by the Seller.

(k) Acknowledgement Regarding Sellers’ Trading Activity. It is understood and acknowledged by the Purchaser that (i) following the date of the announcement of the Term Sheet (as defined in the Transaction Agreement), in accordance with the terms thereof, the Seller has not agreed with the Purchaser or any of its Subsidiaries, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Purchaser, or “derivative” securities based on securities issued by the Purchaser or to hold any of the Closing Date Payment Consideration consisting of Shares, the Purchaser Convertible Note and/or Conversion Shares underlying the Purchaser Convertible Note for any specified term; and (ii) the Seller shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction. The Purchaser further understands and acknowledges that following the date of the announcement of the Term Sheet (as defined in the Transaction Agreement), the Seller may engage in hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Common Stock) at various times during the period that the Shares and/or the Purchaser Convertible Note and the Conversion Shares, as applicable, are outstanding (including, without limitation, during the Top-Up Measuring Period) and such hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Common Stock), if any, can reduce the value of the existing stockholders’ equity interest in the Purchaser both at and after the time the hedging and/or trading activities are being conducted.

(l) Disclosure. The Purchaser confirms that, to its knowledge (which shall be the actual knowledge of the general counsel of the Purchaser) neither it nor any other Person acting with the Purchaser’s authority has provided the Seller or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Purchaser or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents.

(m) No Further Amendments. The Purchaser covenants and agrees with the Seller that, provided there is no breach or anticipated breach of any provisions of the Transaction Documents or any condition in the Transaction Documents that the Purchaser determines is unlikely to be satisfied prior to Closing, the Purchaser shall not seek to further renegotiate or amend any of the terms of this Agreement.

6. Resignations. Effective as of the time of purchase and sale and satisfaction of the conditions set forth in Section 2 (the “Effective Time”), the Resigning Secured Party will resign in such capacity and the Obligors and the Seller will accept such resignation.

7. Appointments.

(a) Effective as of the Effective Time, each of the Trustee and the Seller appoints the Purchaser as Successor Secured Party for all purposes of the Note Documents. Effective as of the Effective Time, the Purchaser accepts such appointment and agrees to be bound by the Note Documents in such capacity. Effective as of the Effective Time, the Purchaser shall succeed to, and be vested with, all of the rights, powers and duties of the Secured Party under the Note Documents. The Seller and the Obligors hereby waive any requirement in the Note Documents that the Resigning Secured Party provide prior written notice of its resignation.

(b) The parties hereto agree that the Resigning Secured Party shall not bear any responsibility or liability for any actions taken or omitted to be taken by the Successor Secured Party from and after the Effective Time pursuant to this agreement or the other Note Documents or any of the transactions contemplated thereby. The parties hereto agree that the Successor Secured Party and its affiliates shall bear no responsibility or liability for any actions taken or omitted to be taken by the Resigning Secured Party pursuant to this agreement or the other Note Documents or the transactions contemplated thereby.

(c) From and after the Effective Time it is understood and agreed that the Successor Secured Party (i) shall have no responsibility or liability whatsoever for any actions taken or failures to take action (including, without limitation, any matters relating to payments, computations and accruals) for the period prior to the Effective Time and (ii) shall receive all of the benefits, indemnifications and exculpations provided for in the Note Documents.

(d) In the event that, after the Effective Time, the Resigning Secured Party receives any principal, interest or other amount owing to any holder or the Successor Secured Party under any Note Document, the Resigning Secured Party agrees that such payment shall be held in trust for the Successor Secured Party, and the Resigning Secured Party shall promptly forward without setoff or counterclaim such payment by wire transfer of immediately available funds to the Successor Secured Party.

8. Amendments. Effective as of the Effective Time, the Note Documents are hereby amended so that each reference in the Security Documents or other Note Documents to the Secured Party shall mean and be a reference to the Successor Secured Party.

9. Fees. The Borrower shall promptly reimburse Kelley Drye & Warren, LLP (counsel to the Seller), on demand, a non-accountable amount of $150,000 (less $50,000 previously paid to Kelley Drye & Warren LLP) for all costs and expenses incurred by it in connection with preparing and delivering this Agreement (including, without limitation, all reasonable, documented legal fees and disbursements in connection therewith, and due diligence in connection with the transactions contemplated thereby).

10. Disclosure of Transaction.

(a) On or before 9:00 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, the Purchaser shall file a Current Report on Form 8-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching this Agreement and the forms of the other Transaction Documents (including all attachments, the “8-K Filing”). From and after the filing of the 8-K Filing, the Purchaser shall have disclosed all material, non-public information (if any) provided to the Seller by the Purchaser or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the 8-K Filing, the Purchaser acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Purchaser, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Seller or any of its affiliates, on the other hand, relating to the transactions contemplated by the Transaction Documents, shall terminate.

(b) Except as may be required by this Agreement or the Shares or Purchaser Convertible Notes, the Purchaser shall not, and the Purchaser shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Seller with any material, non-public information regarding the Purchaser or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Seller (which may be granted or withheld in the Seller’s sole discretion). To the extent that the Purchaser delivers any material, non-public information to the Seller without the Seller’s consent, other than as required by this Agreement or the Shares or Purchaser Convertible Notes, the Purchaser hereby covenants and agrees that the Seller shall not have any duty of confidentiality with respect to such material, non-public information. Subject to the foregoing, neither the Purchaser, its Subsidiaries nor the Seller shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Purchaser shall be entitled, without the prior approval of the Seller, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and (ii) as is required by applicable law and regulations. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Purchaser expressly acknowledges and agrees that the Seller shall not have (unless expressly agreed to by the Seller after the date hereof in a written definitive and binding agreement executed by the Purchaser and the Seller), any duty of confidentiality with respect to any material, non-public information regarding the Purchaser or any of its Subsidiaries.

11. Survival. The representations and warranties of the Borrower, the Seller and the Purchaser contained in this Agreement shall survive the Closing (including, without limitation, delivery of and payment for the Amended and Restated Note and the Security Documents) and continue (i) indefinitely with respect to the representations and warranties of the Seller pursuant to Sections 3(g), 3(h) and 3(i) and the Purchaser pursuant to Sections 5(a), 5(b) and 5(c), and (ii) for a period of twelve months thereafter with respect to all other representations and warranties. All covenants, obligations and agreements contained herein shall survive the Closing and continue in accordance with their terms.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, (a) if sent to the Purchaser, will be delivered to it at 655 Madison Avenue, Suite 1900 New York, NY 10065, United States; (b) if sent to the Seller, will be delivered to it at 221 River Street, 9th Floor, Hoboken, NJ 07030, United States, with a copy (for informational purposes only) to: Kelley Drye & Warren LLP, 3 World Trade Center, 175 Greenwich Street, New York, NY 10007, Attention: Michael A. Adelstein, Esq. and (c) if sent to the Borrower, will be delivered to it at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns (excluding any purchasers of Shares from the Seller), and no other Person will have any right or obligation hereunder. For the avoidance of doubt, nothing in this Agreement shall be deemed to confer any enforceable rights, nor establish any enforceable obligation or restrictions on any Person not a party to this Agreement.

14. Further Agreements. Each party hereto agrees to execute and deliver to the other parties such reasonable and appropriate additional documents, instruments or agreements (in form and substance reasonably satisfactory to the executing party) as may be necessary or appropriate to effectuate the purpose of this Agreement.

15. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE AND THE FEDERAL LAWS OF THE UNITED STATES OF AMERICA APPLICABLE THEREIN, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

(b) Each of the parties hereto hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement or any documents executed and delivered in connection herewith, or for recognition and enforcement of any judgment in respect thereof, to the nonexclusive general jurisdiction of the courts of the Wilmington, Delaware;

(ii) consents that any such action or proceeding may be brought and maintained in such courts and waives any objection that it may now or hereafter have to the venue of such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address determined in accordance with Section 12 of this Agreement;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) to the extent permitted by applicable law, each party hereto irrevocably waives all right of trial by jury in any action, proceeding or counterclaim based on, or arising out of, under or in connection with this Agreement or any other documents executed and delivered in connection herewith, or any matter arising hereunder or thereunder.

16. Miscellaneous. This Agreement supersedes all prior and contemporaneous agreements and understandings relating to the subject matter hereof. This Agreement may not be changed, waived, discharged or terminated except by an affirmative written agreement made by the party against whom enforcement of the change, waiver, discharge or termination is sought. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof or thereof.

17. Counterparts; Electronic Signatures. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, DocuSign or other electronic transmission, or by sending a scanned copy (“pdf” or “tif”) by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” and words of similar import in any Loan Document shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings and authentication of the Amended and Restated Note.

18. Rules of Construction. For purposes of this Agreement: (a) accounting terms not otherwise defined in this Agreement, and accounting terms partly defined in this Agreement to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles in Canada as in effect from time to time, including International Financial Reporting Standards; (b) unless otherwise provided, references to any month, quarter or year refer to a calendar month, quarter or year; (c) references to any amount outstanding on any particular date mean such amount at the close of business on such day; (d) the words “hereof”, “herein” and “hereunder” and words of similar import refer to this Agreement (or the certificate or other document in which they are used) as a whole and not to any particular provision of this Agreement (or such certificate or document); (e) references to any Section or Schedule are references to Sections and Schedules in or to this Agreement (or the certificate or other document in which the reference is made), and references to any paragraph, subsection, clause or other subdivision within any Section or definition refer to such paragraph, subsection, clause or other subdivision of such Section or definition; (f) the term “including” means “including without limitation”; (g) references to any law or regulation refer to that law or regulation as amended from time to time and include any successor law or regulation; and (h) references to any agreement refer to such agreement as from time to time amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

19. Payment Set Aside; Currency; Fractional Shares. To the extent that the Purchaser makes a payment or payments to the Seller hereunder or pursuant to any of the other Transaction Documents or the Seller enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Purchaser, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation. The Purchaser shall not issue any fraction of a share of Common Stock pursuant to this Agreement. If an issuance required hereunder would result in the issuance of a fraction of a share of Common Stock, the Purchaser shall round such fraction of a share of Common Stock up to the nearest whole share.

20. Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Purchaser in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 20 referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 20(a) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 20(a)(i) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Purchaser under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

21. Entire Agreement. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Seller, the Purchaser, its Subsidiaries, their affiliates, the Borrower, its subsidiaries, their affiliates, and Persons acting on their behalf, including, without limitation, any transactions by the Seller with respect to Common Stock or the Shares, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein. Except as specifically set forth herein or therein, neither the Purchaser, nor the Borrower nor the Seller makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Purchaser, the Borrower and the Seller and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 21 shall be binding on each of the parties hereto. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Neither Purchaser, nor the Borrower has, directly or indirectly, made any agreements with the Seller relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. As a material inducement for the Seller to enter into this Agreement, (I) the Purchaser expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by the Seller, any of its advisors or any of its representatives shall affect the Seller’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Purchaser’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect the Seller’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Purchaser’s representations and warranties contained in this Agreement or any other Transaction Document and (II) the Borrower expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by the Seller, any of its advisors or any of its representatives shall affect the Seller’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Borrower’s representations and warranties contained in this Agreement or any other Transaction Document and (y) nothing contained in any of filing by Borrower with the SEC or any other Governmental Entity shall affect the Seller’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Borrower’s representations and warranties contained in this Agreement or any other Transaction Document.

22. Amended and Restated Agreement. It is the intent of the Parties that this Agreement shall, as of the date hereof, replace in its entirety the Original Agreement; provided, however, that with respect to the period of time from April 11, 2022 through the date hereof, the rights and obligations of the Parties shall be governed by the Original Agreement; and provided further, that each Party shall continue to remain liable and shall be responsible to the other applicable Parties for any breach or failure to comply with the Original Agreement prior to the date hereof.

23. Termination. In the event that the Closing shall not have occurred on or prior to the Business Day immediately following the Outside Date (as defined in the Transaction Agreement), then each of the parties hereto shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability of such party to any other party; provided, however, (i) the right to terminate this Agreement under this Section 23 shall not be available to such Person if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of such Person’s breach of this Agreement and (ii) no such termination shall affect any obligation of the Borrower under this Agreement to reimburse the Seller for the expenses described in Section 9 above. Nothing contained in this Section 23 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by its respective offices, thereunto duly authorized, all as of the date first set forth above.

SELLER:

HT INVESTMENTS MA LLC

By:	“Eric Helenek”
Name: Eric Helenek Title: Authorized Signatory

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by its respective offices, thereunto duly authorized, all as of the date first set forth above.

PURCHASER:

TILRAY BRANDS, INC.

By:	“Carl Merton”
Name: Carl Merton Title: Chief Financial Officer

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by its respective offices, thereunto duly authorized, all as of the date first set forth above.

BORROWER:

HEXO CORP.

By:	“Mark Attanasio”
Name: Mark Attanasio Title: Executive Chairman